

MAIL STOP 3628

October 26, 2005

By Facsimile (603) 625-5650 and U.S. Mail
Frank W. Getman Jr.
President & Chief Executive Officer
BayCorp Holdings, Ltd.
One New Hampshire Avenue
Suite 125
Portsmouth, New Hampshire 03801

Re: **BayCorp Holdings, Ltd.**
       Schedule 13E-3
       Filed on October 12, 2005
       File No. 005-50357
       Schedule 14D-9
       Filed on October 12, 2005
       File No. 005-50357

Dear Mr. Getman:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

1. To the extent that the parties revise the Offer to Purchase, please revise your Schedule 13E-3 to appropriately incorporate by reference the most recent filing.

2. Although we understand that you included the opinion of Jefferies as an exhibit to your Schedule 14D-9, we remind you that that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary

reports. For example, supplementally confirm that you have described in detail all oral presentations made to the Special Committee and the board by Jefferies concerning the valuation methodologies that it used in preparing its opinion. Also, revise to file the written report. In addition, you should file as exhibits to the Schedule 13E-3 any materials used to present information to the Special Committee and the Board, such as board books, slides, etc.

Schedule 14D-9

Item 3. Past Contracts, Transactions, Negotiations and Agreements, page 2

3. Please provide a brief description of the employment agreements that Messrs. Getman and Callendrello entered into with Sloan Group.

Item 4. The solicitation or Recommendation, page 5

Background, page 5

4. Please revise to explain the basis for Sloan Group's decision to initially pursue a form of merger agreement with BayCorp on May 12, 2005. Currently, it is unclear whether BayCorp or Sloan first determined to pursue a merger or other change in control transaction. Further, discuss the negotiations in more detail. We note from disclosure elsewhere that Sloan had considered purchasing assets of the company.

5. Please explain whether the Special Committee considered any alternatives to the merger agreement and tender offer that is being conducted by the Purchaser. Did the Special Committee or the board consider taking BayCorp private without the participation of the Purchaser? Alternatively, did the Special Committee and/or the board consider selling the company to an unaffiliated third party by contacting potential strategic suitors or placing the company up for auction?

6. See the immediately preceding comment. Did the Special Committee, the board or the Purchaser consider structuring the transaction in any alternative ways? Why did the Special Committee and the Purchaser structure the transaction as a tender offer followed by a merger?

7. You disclose that the Special Committee voted to direct Jefferies to inform Sloan Group of the Committee's request for a higher tender offer price from Sloan Group. Please revise to explain the basis for the Special Committee's belief that a per share price of $14.04 was not fair. In this regard, we note the reference to the recent decline in market price, the conversion price and the negative change in value of the UNITIL Power contract. Expand to clarify how these factors were considered by the Special Committee with regard to the offer price. Quantify the factors to the extent practicable.

8. Please explain whether any financial projections or any particular assumptions were relied upon in determining the Offer price.

9. Please provide a brief summary of the terms of Messrs. Getman's and Callendrello's employment with the Purchaser.

Considerations of the Board, page 15

10. We note the information considered by the Special Committee in support of its determination to recommend the Offer. For each subheading, the disclosure should provide a materially complete description of why the Special Committee believes that the applicable factor supports its recommendation of the Offer. For example, but without limitation, explain how the "Limited Trading of the Shares" and the "Limited Conditions to Consummation" support the substantive and/or the procedural fairness determination.

Opinion of Financial Advisor, page 8

11. We note your reference to "Financial Projections" on page 12. Please disclose the financial projections and underlying assumptions of the company that were supplied to Jefferies and used to formulate its opinion.

12. Please revise to provide a more clear and concise discussion of the BayCorp Valuation performed by Jefferies. For each analysis, including the Asset Cost method, the discounted cash flow method and the sum of the parts method, expand your disclosure to provide a *complete* discussion of the statistical findings, including how Jefferies determined the range of implied values from the numbered items under each valuation technique. Also, disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. In this regard, we suggest that you take each analysis to the next step. In other words, discuss the meaning of each range of numbers you disclose and how they impact or relate to the determination that the transaction is fair. To the extent that the Offer price falls outside the range of a particular valuation technique, explain why Jefferies believes that the transaction remains fair to BayCorp's unaffiliated security holders. For example, disclose why Jefferies determined that the transaction is fair despite the fact that the range of implied values per share under the Asset Cost method is higher than the Offer price.

13. We refer you to the "Sum of the Part Analysis." Please expand your disclosure to explain why Jefferies deemed the transactions to be comparable. What criterion was considered in choosing these companies?

Annex A

14. Please revise to disclose the beneficial ownership of Joseph Lewis or otherwise advise.

Annex B

15. We note that Jefferies' fairness opinion states that it is "solely for the use and benefit of the Board of Directors of the Company in its Consideration of the Transaction . . . ." In this regard, the staff notes the limitation on reliance by security holders in the fairness opinion provided by Jefferies. Because it is inconsistent with the disclosures related to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Jefferies belief that security holders cannot rely upon the opinion to support any claims against Jefferies arising under applicable state law.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your Schedule 14D-9 in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Richard A. Samuels
        McLane, Graf, Raulerson &
          Middleton, Professional Association
        900 Elm Street
        Manchester, New Hampshire 03105

        M. Douglas Dunn and John T. O'Connor
        Milbank, Tweed, Hadley & McCloy LLP
        One Chase Manhattan Plaza
        New York, New York 10005